Exhibit 99(a)(5)(iv)

For Immediate Release

Contact:	Neil A. Daniele
Nomura Asset Management U.S.A. Inc.
Two World Financial Center, Building B
New York, N.Y. 10281
(212) 667-1873

Korea Equity Fund, Inc.
Announces Expiration of its Cash Tender Offer and Preliminary Results

NEW YORK, NY (March 6, 2012) – Korea Equity Fund, Inc. (NYSE: KEF) (the “Fund”), a closed-end equity fund, announced today the expiration of its cash tender offer to purchase up to 1,082,292 shares of the outstanding common stock of the Fund. The offer and withdrawal rights expired at 5:00 p.m., New York City time, on Monday, March 5, 2012.

The Fund’s offer represented an offer to purchase up to approximately 10% of its outstanding shares of common stock.  Based on current information, approximately 6,817,744 shares, or approximately 62.99% of the Fund’s outstanding shares of common stock, were tendered for purchase and not withdrawn prior to the expiration of the Fund’s offer.  The number of shares tendered for purchase provided above is preliminary and is subject to adjustment as the Fund verifies that all requirements for participation have been met by each shareholder that tendered shares for purchase.  Because the tender offer for the Fund was oversubscribed, the Fund will repurchase the maximum number of shares covered by the offer (1,082,292 shares of common stock) using the pro-ration procedures described in the Offer to Purchase For Cash included in the Fund’s tender offer materials provided to shareholders.  No more than a total of 1,082,292 properly tendered shares will be accepted for payment at a price per share equal to

98% of the Fund’s net asset value per share as of the close of regular trading on the New York Stock Exchange on March 6, 2012.  The final number of shares validly tendered and accepted pursuant to the tender offer will be announced at a later date.

The Fund invests primarily in equity securities of companies domiciled in Korea and is designed for investors seeking long-term capital appreciation.  The manager of the Fund is Nomura Asset Management U.S.A. Inc., which is based in New York.  Nomura Asset Management U.S.A. Inc. is a subsidiary of Nomura Asset Management Co., Ltd., which is one of the largest investment advisory companies in Japan in terms of assets under management and which serves as the Investment Adviser to the Fund.